Filed by Thomas Weisel Partners Group, Inc.

Pursuant to Rule 425 under the Securities Act of

1933, as amended, and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act

of 1934, as amended

Thomas Weisel Partners Group, Inc.

(File No. 000-51730)

Subject Company: Thomas Weisel Partners Group,

Inc. (File No. 000-51730)

Ron Kruszewski

Stifel Financial Corp.—Chairman, President, CEO

Thomas Weisel

Thomas Weisel Partners Group, Inc.—Chairman, CEO

CONFERENCE CALL PARTICIPANTS

Joel Jeffrey

KBW—Analyst

Steve Stelmach

FBR Capital Markets—Analyst

Hugh Miller

Sidoti & Company—Analyst

Daniel Harris

Goldman Sachs—Analyst

Patrick Besant

BofA Merrill Lynch—Analyst

PRESENTATION

Operator

Good morning, and thank you for joining our call this morning to discuss the Stifel Financial and Thomas Weisel Partners strategic merger. I have to remind you that today’s call includes forward-looking statements, and those statements represent beliefs regarding future events that by their nature are uncertain. Actual events may differ, possibly materially, from what is indicated or implied in those forward-looking statements, and neither company makes any commitment to update them.

For a discussion of some of the factors that could affect those statements, please see the risk factors set forth in Stifel’s and TWP’s most recent reports filed with the SEC.

At the conclusion of this call, we will have additional information for shareholders. This audiocast is copyrighted material of Stifel and TWP and may not be duplicated, reproduced or rebroadcast without their consent. As a reminder, today’s call is being recorded.

I will now turn the call over to Ron Kruszewski, Chairman, President and CEO of Stifel Financial.

Ron Kruszewski —Stifel Financial Corp.—Chairman, President, CEO

Thank you, operator. Good morning to everyone. Today is a very exciting day, I think, certainly for Stifel Financial and for Thomas Weisel Partners. For those of you that are familiar with our calls, you can (technical difficulty) we have slides, and the slides are available on www.stifel.com, and on your website, Tom, which is tweisel.com. So if you would like, we are going to be using slides to go through our calls today.

I thought we should start with talking about Stifel Financial, really for the benefit for the Weisel shareholders. And I will ask Tom to overview Thomas Weisel Partners. Before I get to that, I just want to comment as to the extraordinary opportunity that this merger is for all of our shareholders and associates that work for our firms. I believe this is one of the most compelling fits, on paper and culturally, that I have seen in a long time, and I know, Tom, that you share my views.

Thomas Weisel —Thomas Weisel Partners Group, Inc.—Chairman, CEO

Certainly do.

Ron Kruszewski —Stifel Financial Corp.—Chairman, President, CEO

Yes. So let’s talk a little bit about Stifel Financial. We are a St. Louis-based investment bank founded in 1890. We are a full-service firm, publicly-traded; New York Stock Exchange symbol is SF. Today, we have over 4600 associates and 294 offices. When we complete this merger, we will have certainly now over 5000 associates.

On the investment banking side, 159 professionals, 14 industry-focused groups. Interestingly, 14 industry groups that are a great complement, which Tom and I will talk about, with Tom’s firm. We also have M&A and financial sponsors. We are a traditional investment bank.

On the research side, we are one of the largest providers of research — 61 senior analysts covering 862 companies. A large sales and trading operation — nearly 160 people on the equity side, 180 in fixed income sales and trading. That business today, both the capital markets — we actually call it our Institutional business — is about 40% of the firm’s revenues today prior to this merger. The other 60% is our Global Wealth Management business, which comprises of 1900 financial incisors. They manage or have under administration nearly $100 billion of client assets. It is a cornerstone of the Company in terms of revenue and dampening the cyclical nature of our industry and certainly the cyclical nature of our Institutional business.

We also have a bank, Stifel Bank & Trust, which has grown nicely from $100 million in assets to over $1 billion today of very high quality, low credit exposed type bank, where the bank is there to deal with the credit needs of our natural clients.

And then on the asset management side, we have Stifel Capital Advisors, Washington Crossing and a couple of others, including a recent merger with Missouri Valley Partners that will fit nicely with what Tom and Thomas Weisel Partners are doing.

So Stifel is a long-standing — as I said, founded in 1890; has been one of the real survivors in frankly the carnage that has occurred in the last four years, and I am very excited to be able to partner with Tom. Tom, on your side?

Thomas Weisel —Thomas Weisel Partners Group, Inc.—Chairman, CEO

Thanks, Ron. So I think most of you know that we are a growth-focused firm. Basically researching, trading and banking, tech, healthcare, consumer, mining and mineral and energy. We are a firm of 450 associates in four countries, 12 offices. Our investment banking professionals number 106.

We generally are a leader in venture-backed IPOs in the three spaces of tech, healthcare and consumer. We have a decent book-managed percentage of our total deals, roughly 25%, and we have a very, very active M&A activity.

Not only is our great complement with Stifel in terms of investment banking, the size of our investment banking activity over the last five years is pretty much the same as Stifel’s has been. So it is a nice complement.

On the institutional brokerage side, we are about half the size of Stifel with 32 research analysts and roughly 480 companies under coverage. We have roughly 88 sales and trading professionals across the US, Canada, Europe. And the other divisions — Wealth Management, we have a small private client department that is high net worth of around $5.5 billion in assets. And then we have a modest Asset Management Business, with total assets under management about $1.6 billion.

Ron Kruszewski —Stifel Financial Corp.—Chairman, President, CEO

So let’s go over the transaction that we are talking about. And again, I want to just — I’ll say this a few times and I’m sure I will repeat myself, but traditionally when you look at combining investment banks, and certainly investment banks on the Capital Market side, the first reaction — or frankly, my first reaction when I looked at it, Tom, was to say, well, it can’t work because there is always too much overlap. And in this case — and we’re going to go through some slides to tell you — this is as good of a fit as I’ve ever seen in the business. And I want to keep underscoring that, because I think it is going to — you will see at the end of this call as to why this fit will really add shareholder value.

In terms of the transaction terms, Stifel will merge with TWP. We will actually acquire 100% of their common stock in a tax-free exchange. The exchange ratio is fixed, with no caps and collars, of 0.1364 shares for each TWPG share. So based on Friday’s price, our stock closed at $55.74;

that equates to $7.60 per share for Weisel shareholders. In the aggregate, it is about $318 million of consideration. That is on a fully-diluted basis that looks at all share and share equivalents.

I am honored and pleased and excited that Tom will join Stifel as Co-Chairman with me. The message that I have on that is that Tom will have the authority and the impact and the ability to service clients, as he has in a long and distinguished career. And it is very important that the clients of Thomas Weisel understand that they can get the same service as they always have, and that Tom will have the ability, as he always has, to serve his clients. And in that regard as my Co-Chairman he will help with the leadership of the Company. And so, Tom, I am thrilled that you and I can be partners in this endeavor.

In addition, we have spent a lot of time combining the senior leadership of our respective firms. The people that we have looked at — we have Brad Raymond, Tom, on your side, who is your head of Investment Banking; will be a co-head of Investment Banking at Stifel. He will be working with — our Institutional group is run by two gentlemen, Victor Nesi and Tom Mulroy, who will continue in that role. But below that, we have combined your senior leadership with ours. So with Brad Raymond, we have Bill McLeod on your origination — Capital Markets side that will co-head that with Rich Kendrick. Tony Stais with Trading will be co-head of Trading with Angel Mata on the Stifel side. And Tom Carbeau with Ira Malis on our side. And these gentlemen have done a phenomenal job of putting together a plan of work endlessly, and a lot of the issues that we face have been dealt with. And Paul Slivon will continue what he has been doing by helping build the Asset Management with what we have at Stifel.

With respect to Board representation, in addition to Tom as Co-Chairman, three additional TWP directors will join our Board. On the synergy side, a lot of these deals, there are cost efficiencies, as you would expect, primarily in non-comp operating expenses. We estimate annualized pretax efficiencies of 61 — I’m sorry — $62 million, and that is approximately 5% of our combined 2009 expenses. We see very minimal client-facing changes. Our cost savings primarily will come from redundancies. We have not assumed any revenue enhancements in this deal, although I would be disappointed if we were not able to get some revenue enhancements, Tom. But we are not going to assume any for this deal.

And with respect to the closing conditions, it requires TWP shareholder approval; it does not require Stifel approval. And of course regulatory and other customary conditions will be there.

Some people may wonder — we have an aggressive close. We’ve talked about a close of June 30. We have spent time and required documents, such as the proxy and S-4, we believe will be filed this week. So that may — we don’t see any need to delay between announcement and close. We want to — we’re going to be partners; we want to get at it.

So in terms of the financials, a couple of points here. One is that I — people have asked, they’ve said, talk about the premium. As I’ve said, at the exchange ratio, it is a premium nice market premium, over, I think, 70%, Tom, for your shareholders. But frankly, I think your stock — the market did not reflect the value in your stock.

One of the things that was not looked at was your deferred tax asset, which you had to provide an allowance for. So if you look at this, what I would say is that the multiples from a shareholder and a combined shareholder perspective, 1.6 times revenues, and 185% of a stated book, but adjusted book — which is important, because simply, when we do this transaction, for the most part, your deferred tax asset comes back on our books. And if you add that back, we are talking about your book value of $6.27 and an implied multiple of 120% — actually 121% of book, 16 times your forward 2011 estimated EPS.

But simply stated through all the numbers, this transaction will be — from the Stifel Financial’s perspective, this transaction is accretive to both our earnings-per-share and our book-value-per-share. And that, from a financial perspective plus the business side, the strategic side and the fit, make this a very, very compelling transaction.

So why does this combination makes sense? First, again, it makes sense because of both Tom and my belief, and firm belief on my part, that we will work seamlessly together and that that is very important, and that our teams will work very well together, as they’ve already evidenced to us.

But in addition to that, this deal is highly complementary from an investment banking, research and sales trading. It is additive, not duplicative. And we’re going to talk about this. But the most amazing thing is when you look at — and I think this slide, which will be forthcoming, says it all — is that between 2005 and 2009, on a combined basis, we’ve done 623 managed, lead-managed deals — names on the cover, put it that way. And of those 623 companies, we have only had four overlaps, where both of our names have appeared on the cover. So simply, we’ve just been playing in different sandboxes, so to speak, and we are going to combine those efforts.

And as you would expect, when you look on the research side, there are 1143 unique US companies under research cover and only 8% of those overlap. And again, Tom, that — as I know, when you and I sat down and first looked at this, we both went back and looked at — we didn’t believe it. But that is exactly how it would be. And we both went back and checked our numbers and sure enough, it’s true.

So it’s highly complementary. It will expand, as I’ve said, our strategic — one of our strategic goals is to grow Investment Banking and expand our Institutional Equity business domestically and internationally. And this deal does this, and it does it in spades.

This merger fast-tracks our Investment Banking growth, which I believe would take years to achieve, to get into the verticals that Tom and his team have been doing, not just through Thomas Weisel Partners, but back in your days at Montgomery. It expands us under these key growth sectors of the global economy. We can’t be the kind of firm we want to be without being in tech, consumer and healthcare. It strengthens our profile. It — and finally, it enhances our existing business platform. And we believe in balanced revenue, and on a pro forma basis, our revenue mix is 50% Institutional and 50% Global Wealth Management. It simply helps build, as I’ve said, the premier full-service, middle-market investment bank, and that is what we are excited about.

But you know, Tom, you and I have also talked about that it is opportunistic for both of us in that our strengths are going to allow us to take advantage of your core verticals, which we think are ready to rebound. And maybe you can take this here.

Thomas Weisel —Thomas Weisel Partners Group, Inc.—Chairman, CEO

Yes, I mean, I think as most of you who follow us have heard me say over the last quarter, is that the IPO market is rebounding. As a matter of fact in the first quarter of this year, you had 28 offerings versus only one for the first quarter of last year. Now, year to date, it is up to 40. I think most of you know, for instance, last week there were seven IPOs. We did one of them as a book manager, SPS, which I believe is the only one that was done successfully, priced in the middle of the range, up-sized and went to a premium.

And so both on the equity offering as well as the M&A front, the activity has increased year-to-date over the 2008 and 2009 timeframe. And I believe because of the strong tailwinds in most of our sectors that we are returning to more normalized levels that I would consider back in the 2006 and 2007 time frame. So we are looking forward to complementing on the growth side what Stifel has done more on the value side.

In addition, our Asset Management business will complement Stifel’s Global Wealth Management Division. We have found that not only is Ron and I going to work well, but our whole senior management team has interfaced with Stifel’s senior management team over the course of the last several months, and I believe the cultural fit is absolutely perfect here.

And so even though we haven’t baked any increased revenues from our two platforms, we do think there is a lot of opportunities, as well as the cost saves that we previously mentioned.

So as we sit here today, we believe that this combination really does represent the premier full-service, middle-market investment bank. Combined, we will have a $2 billion market cap. Revenues will be in the $1.5 billion to $1.6 billion range, according to earnings and revenue estimates of analysts that follow both of us. The combined equity capital will be roughly $1 billion. We will have coast-to-coast both institutional equity and fixed income capability. As previously mentioned, this is highly complementary, both on the investment banking industry groups as well as the research side.

This will be the number one US equity research platform, with roughly 1100 companies under coverage. We have been growing both in Canada and in Europe and so has Stifel. So that should represent a continuing growth opportunity for us.

And as Ron mentioned, the roughly 2000 private-client financial advisors with over $100 billion in combined client assets is just a terrific complement to the investment banking business.

Just turning for a second now to a little more detail on the spaces that we are addressing, one of the reasons that I am so positive about our business is that we’ve gone through a horrendous couple of years, 2008 and 2009, where at least in the TMT space the equity fee pool was down 75%. And it was down just under 60% in healthcare, for instance. And overall, the five verticals we follow were down roughly 40%. So if you kind of look at the 2005, 2006, 2007 timeframe, these verticals represented, in many cases, $1 billion. And that is just capital raise, not including M&A.

And so as we return to more of a normal rhythm, if you will, we should get back to what we think is a more normalized level, which was roughly $185 million in banking revenue.

Part of what we do, of course, is IPOs. And we did 40 IPOs a year in the 2006 and 2007 time frame. As you can see in this chart on page nine, the IPO market essentially collapsed, and particularly in the TMT space. Over the course of two years, we had a combined IPO amount of roughly 20. And we were on actually 10 of those.

And now, we’ve had a pickup, as I mentioned — 29 in the first quarter. And we are — got a very large backlog, if you will, of both filed and mandated — roughly 30 IPOs in our respective spaces. So we expect that we will again play the prominent role that we have in the venture-backed IPO space.

And then on the M&A front, we had a good quarter in the fourth quarter, and we expect that to continue in the first half of this year. We just, for instance, a week ago announced the sale of Phase Forward to Oracle for roughly $700 million. Just an example of the kind of deals that we are doing and that I think you will see us do over the course of the year.

And so as we look here, we did 306 transactions over the last five years in terms of capital raise. Stifel did 321, so a combination of 623. We had just under a 25% book-managed percentage. Stifel has had 16. So hopefully, together we can actually increase both of our percentages here.

And then on the M&A side, you can see that we’ve had roughly equal, frankly, revenue and number of transactions, with roughly 108 coming from Stifel and 88 for ourselves.

Ron Kruszewski —Stifel Financial Corp.—Chairman, President, CEO

You know, Tom, I want to reiterate to the people on the call that this transaction makes sense at the current market levels. It makes perfect sense for me. But when I look and look at these numbers and I can see the potential that if the market does turn into a tailwind — and I think we should pull that logo of yours over — which if there’s tailwinds, we can both do well by having some tailwinds in this business. But certainly with a little bit of rebound, which I believe is going to occur, I think from the Stifel perspective the ability to partner with you at this market cycle will prove — certainly I hope will prove to be good timing for both of us, and that we will be able, on a combined basis, to garner a larger market share than we otherwise would be apart, which is frankly why we are doing this.

But I think the next chart, on 12 — and if there is one chart that says it for me, it is this chart. So when we talk about the fact that there were 623 combined offerings, many times when you would look at that — and if you look at two firms that have been in the capital markets and they were 623, on a combined basis, there is only 300 that might be unique. And in this case, of the 623, 618 of them are unique. And I want to talk about this — that this slide — if any single slide explains why our core competencies are so highly, highly additive and not duplicative.

So our core competency, which is financial, institutions and real estate, where those have been the core competencies of Stifel for years, where we have, for example, done roughly 210 transactions in those two verticals and you’ve done 22. But there are no overlaps, zero overlaps in those.

US energy and natural resources, where we’ve done 34. But in the US, you’ve done not — even on your energy, you’ve been strong in Canadian energy and natural resource. So we’ve done 34 transactions in that space, and you’ve done zero; again, no overlap. Aerospace and defense, which is a long time strength, in government services at Stifel, we’ve run into our first overlap on a transaction. It was an exciting transaction, but it was one that was a few years ago.

And then we get industrials, transportation, education are all core strengths of Stifel over — from the perspective of Stifel, from that period of 2005 to 2009, we’ve done 280 transactions in our core competencies. You’ve done 32. We’ve only run across each other one time. And on yours, if you just go — your core competencies, Tom, I think you see the same thing.

Thomas Weisel —Thomas Weisel Partners Group, Inc.—Chairman, CEO

Yes, I mean that is absolutely right. In the traditional tech, or TMT, if you will, we’ve had one overlap with you out of 104 transactions, and two in consumer and none in healthcare. So the traditional Montgomery core growth areas that we carried over in this firm for the last 11 years, there is three overlap with roughly 130 plus transactions.

And then in the resource area, both mining, mineral and energy, no overlap. And I believe this will continue to be a big growth area for us. We are still very, very excited about the prospects for the resource area that was the heart of the Westwind transaction that we did a couple of years ago.

Ron Kruszewski —Stifel Financial Corp.—Chairman, President, CEO

Exactly. And then again, if we look forward — or look at M&A, you will see the same thing. In the core competencies with Stifel, we have done 67 transactions, where you’ve done seven. I don’t believe in any of these cases were we either on one side and you were on the other side of the transaction. I was trying to look where we ever ran across each other, and I don’t think we did in the M&A side.

And again, the same thing on your core competencies. We have — we’ve been a little more active in M&A there, but we’ve never really run into each other.

So this is where on the investment banking side, clearly, with our combined capabilities, I believe two and two certainly equals more than four. And there is very few transactions in our space where you can say that, and I think both of us agree on that.

Looking at research, we at Stifel have had a very robust, highly-decorated research group, if that makes sense. In terms of awards in both StarMine and the Wall Street Journal we’ve done very well over the years. On, again, of 1143 unique companies, we only have 8% overlap. And on a pro forma basis — we are just adding it together at this point — and they would have 93 research analysts. We will be the number one provider of US equities coverage, the number one provider of small-cap coverage. You can see the charts on the right here.

We will cover approximately 50% of the S&P 500. So not only will we have a small-cap focus, but we will also be able to look at our verticals, right up through the largest companies. And this combination gets us, from my perspective, to market weight for three critical growth engines, which we did not have. We simply will be — will get to market weight in technology, healthcare and energy with the combination of you.

So the same thing that we see on the investment banking side, we see on the research side.

It also will enhance the top-tier sales and trading. We are number 11 combined in AutEx. We believe that we have strong electronic trading capabilities. You have a DMA product; we are excited to be introducing that to our clients. You have your relationships with growth managers combined with our relationships are complementary. We think this is great. We have a very, very strong — in fact it has been a tailwind for us — in the fixed income group, and that fixed income group is going to be complementary also as your sector. It will not only recapitalize on the equity side, but will do so on the debt side.

So, in Global Wealth Management, while we are very large in relationship to TWP in Global Wealth Management with our nearly 2000 financial advisors, your advisors here have (inaudible) access to the Silicon Valley and the clients here and your ability to take those clients at a very high net worth, high service level. You’ve done a great job, and it is going to be complementary with us.

You have a very interesting Asset Management group. We’re excited to partner that with us, with Stifel Capital Advisors. You have a Fund of Funds. In fact, Tom, if you just want to go through your private equity, I think my shareholders would be interested in what you’re doing.

Thomas Weisel —Thomas Weisel Partners Group, Inc.—Chairman, CEO

Sure. So we’ve got roughly a $900 million Fund of Funds investing in the venture world. We’ve got two smaller venture-focused funds; one’s in the technology area; one is in the healthcare.

We also have a Strategic Opportunity Fund that invests in secondaries. And that is really it in the private equity side. Into the public equity side, we have a small and mid-cap growth team up in Portland, led by Ken Korngiebel, that is attracting capital, has literally a fantastic three-year record, and we hope to continue to grow that.

Ron Kruszewski —Stifel Financial Corp.—Chairman, President, CEO

You combine that also with our bank, and we have a bank which can provide lending products, not only to your private client, but also to your corporate clients. And we’ve been active on that.

So we see our Global Wealth Managers being absolutely just a great additive fit. Where we come out of this is coast-to-coast, institutional group presence, combined with our coast-to-coast and European presence, both Global Wealth and Institutional. We have a map here that shows what we’ve done. We will — the headquarters — I live in St. Louis. I’m in San Francisco today, had a wonderful day here in San Francisco. You wonder why not everyone lives in San Francisco. But it is — we also have strong presence in New York and Baltimore, obviously in Toronto, we have a very strong presence. And it is coast-to-coast and both Institutional and Global Wealth Management.

Our shareholders should take — and I know Tom took — a certain amount of comfort in our ability and our track record in integrating transactions, whether it be from Legg Mason, the Capital Markets division, where not only was that a perfect fit five years ago, it is a perfect fit today, in that substantially all the key people are still with us.

Ryan Beck was a seamlessly successful integration in not only the retention of financial advisors, but the way we put those two firms together; it’s truly one firm. And just recently last year, we integrated UBS’s private client platform, 56 offices; nary a soul has left in that group. They really enjoyed the integration. We have been very successful at integrating, and you and I have spent a lot of time making sure that will be the case here.

So in summary, and will take questions, we — as we always say, we want to do transactions that drive value for our stakeholders. First and foremost, on the client side, we believe that our client-facing activities are going to be significantly enhanced across both Institutional, our Global Wealth Management platforms. We are going to come out of this with a broader, more diverse, deeper industry focus, a deep talent pool, not only with what we have, but our ability to attract and retain talent is going to be significantly increased by this.

And again, we’ve talked about our complementary Investment Banking. Of course not only for clients, but our associates, this will — greater access for all the people, greater career opportunities. And we’ve already talked about our senior management.

And of course, as I’ve always said, if we take care of our clients and we take care of our associates, our shareholders will be taken care of. And I think for your shareholders, Tom, and certainly for my shareholders, we are cognizant of the confidence that they’ve put in us and our ability to drive shareholder value.

We are still going to own over 40%. This is not other people’s money. This is our — our insiders’ money, alongside with our shareholders’ money. And we think that this transaction will drive shareholder value.

So we are committed to building the premier growth-focused, middle-market investment bank in the country. This takes a great step. This is a transformational transaction for us, and I know for you, Tom, and I look forward to partnering with you, and I look equally forward to taking some questions. Operator?

QUESTION AND ANSWER

Operator

(Operator Instructions) Joel Jeffrey, KBW.

Joel Jeffrey —KBW—Analyst

Can you give us a little bit more detail on where the cost synergies are going to come from? It looks like there is not a lot of overlap, but just in terms — it looks like sales and trading might be a spot.

Ron Kruszewski —Stifel Financial Corp.—Chairman, President, CEO

Well, you don’t get cost synergies from sales and trading, Joel. I mean, it is — those are revenue-based, client-facing activities. And we have compensation models driven off of revenue. So you’re not going to drive any cost savings, so to speak, out of sales and trading, or frankly, from any client-facing activity.

I will tell you that if you look — and I think Tom can put some color to this — but there is — it is very difficult, as I’ve often said, the barriers to entry to starting an investment bank, even if you had one before — and Tom will know this — that it is hard to start. And I think that the non-compensation OpEx, which was north of $100 million for Tom’s firm, when we look at that and when we look at taking those client-facing activities and putting it onto our platform, which is robust — we are self-clearing; we don’t have all of those incremental costs — there are significant savings that come from that.

So I am going to go with — and ask you to have to look at — I’m not going to delve too much deeper into the $62 million. But I think you know me and that we’ve actually analyzed it and we have a pretty good plan in how we will achieve it. Not really going a give to when. But we feel pretty good about it.

But a great deal of it comes from the redundancies and the fact that this is a scale business. It certainly is a scale business on the institutional side. You know, Tom, I think, as you’ve told me before, you need $200 million, $300 million of revenue just to cover the cost of getting in this business. That is why so many people talk about opening cash equity businesses. That is why it is as difficult to do as it is.

Thomas Weisel —Thomas Weisel Partners Group, Inc.—Chairman, CEO

Correct.

Joel Jeffrey —KBW—Analyst

Okay, great. And then I guess this one is for Tom. Tom, was Stifel the only firm you were talking to, or are you in active conversations with anyone else regarding this?

Thomas Weisel —Thomas Weisel Partners Group, Inc.—Chairman, CEO

We weren’t. Ron and I got together last fall, and things kind of picked up after we spent a lot of time analyzing each other’s platform, and saw that it was just such a good fit strategically. And then the more we got into it, we saw that it was just a terrific cultural fit, not just from Ron and my perspective, but also our top people on both our platforms were getting along terrifically well. Really view the business in the same way, have the same attitude in terms of how we treat clients and the quality of the clients and the quality of our people.

Joel Jeffrey —KBW—Analyst

Okay, great. And then just lastly, Ron, you guys are a financial services holding company, and given the regulatory environment that is in Washington right now, are there any businesses that Weisel brings over that you guys may not be able to take on?

Ron Kruszewski —Stifel Financial Corp.—Chairman, President, CEO

No. I mean obviously we will get — certainly not that I am aware of. I should never make those definitive comments. But no, I mean it fits. We are a financial services holding company. Financial services reform is at the top of the Washington agenda.

I believe that what comes out of that will actually benefit our platform. Net-net — and there will be some things, but net-net, the fact that it is not — the integrated universal bank model, which we are not, is, frankly, under a lot of scrutiny. And as that gets dealt with in regulatory reform, it will probably level the competitive landscape for us. But that is certainly just my belief on legislation that has not even passed yet. So we have to wait and see.

Joel Jeffrey —KBW—Analyst

All right. Great. Thanks for taking my questions.

Operator

Steve Stelmach, FBR Capital Markets.

Steve Stelmach —FBR Capital Markets—Analyst

Ron, Tom, congrats. Ron, can you just give us a little bit more color on how you thought about valuation? Was it an issue of taking a look back at Weisel’s historical performance and sort of putting a multiple on that? Or is it looking at what is in the pipeline and trying to estimate sort of a pull-through rate? Just a little bit more color would be helpful.

Ron Kruszewski —Stifel Financial Corp.—Chairman, President, CEO

Well, sure. I mean, all of the above. And other factors, many factors that go into determining an exchange ratio. But let me go back to what I said first. One of the things that you have to look at when you do this, you do look at book value. And on a book value, which is really a simple calculation of adding — at 12-31-09, adding back Tom’s deferred tax assets, which we would put right back on when we do this transaction, because of our taxable position at Stifel — book value is $6.27 a share. And I don’t think the market really understood that. I think you’re driving to the market premium, and you have to look at that factor.

But I will tell you that in today’s flow of business, today’s business, today — where we are today, based upon where Tom’s business is today, this deal makes sense today. It is accretive to our book. It is accretive to our earnings today.

And the tailwind that Tom talked about is going to just be additionally additive to what we are doing.

So, like everything else, when you look at something like this, we viewed this as a strategic merger, and we had to come up with an exchange ratio that was fair. I view this as a merger, not as an acquisition. And so that is why you see a straight exchange ratio with no caps, no collars. We think that the exchange ratio we settled on is fair for everyone.

And from Stifel’s perspective — I know from Tom’s perspective — it is a nice market premium, but it is a — but from my perspective, the fact that we can add this kind of capability and today be able to say that it is — we believe it to be accretive to earnings and accretive to book value, end of story.

Steve Stelmach —FBR Capital Markets—Analyst

Okay, great. And then just on the expensive side, if you touched on it, I apologize. Did you give a timeframe on when you’re realizing the $62 million in cost benefits?

Ron Kruszewski —Stifel Financial Corp.—Chairman, President, CEO

Steve, you should know me by now. If I ever give a timeframe, you would — people would fall over. So the answer is that we are not. But past is prologue for us. Go back and look at what we’ve done and how long — it takes time to integrate. We are certainly not going to rush to save every nickel as fast as we can. We’re going to be mostly focused on delivering value to our clients and integrating this. This is not a one-quarter transaction. This is a decade transaction, and we are going to do it right. But I think our history shows that we meet our objectives. When? That’s your job.

Steve Stelmach —FBR Capital Markets—Analyst

Is there any guarantees or earnouts associated with this deal?

Ron Kruszewski —Stifel Financial Corp.—Chairman, President, CEO

It is a straight exchange ratio merger, no guarantee — I don’t know what you mean by guarantees or earnouts, but no.

Steve Stelmach —FBR Capital Markets—Analyst

Okay. And then just lastly, how do we think about allocating capital in terms of future acquisitions? Is this kind of it for the time being? It seems like it’s a pretty — enough to chew on for now, right? Or is there still some opportunities in the pipeline?

Ron Kruszewski —Stifel Financial Corp.—Chairman, President, CEO

Well, this is plenty to, I guess, chew on. But frankly, it is so additive that many of our client-facing people, if we do this right — and Tom and I have talked about it — they are out talking to their clients just as they were yesterday, that we’ve got business to do today just like we did if we wouldn’t be apart. So I think Tom — I think it’s great.

In terms of our opportunities, we are always looking for opportunities and we are going to continue to take advantage of opportunities if they present themselves, cognizant of the fact that you’ve got to deal with what you have on your plate today.

We just finished the UBS acquisition — it was 300 people; we finished it in October. And we are doing this transaction today, and we are more than ready and able and willing to integrate these firms today.

Going forward, I don’t know. The next opportunity that comes up, I’m sure Tom and I will look at it and we will decide whether it makes sense.

Steve Stelmach —FBR Capital Markets—Analyst

Sounds good. All right, guys, thanks and congrats again.

Operator

Hugh Miller, Sidoti & Company.

Hugh Miller —Sidoti & Company—Analyst

I was wondering — it seems as though, obviously from the start, you guys were talking about that you view the combined entity and the cultures there as a strong fit. I was wondering if you could just talk a little bit further about that. I guess it would seem at face value that there would be a differing of cultures there between a San Francisco investment bank and a more Midwest type firm. If you could just talk a little bit about that.

Ron Kruszewski —Stifel Financial Corp.—Chairman, President, CEO

I like fine wine. You know, there is no cultural difference between San Francisco and St. Louis. I think it is — you have highly, highly competitive, entrepreneurial people who want to win and gain market share, people who would want to focus on the middle market.

There are much more things culturally that join us than separate us, in terms of how we are positioned in the marketplace versus the very large firms, the very large universal banks. And people want to work at Stifel and at Weisel for reasons that make us much more similar than people understand.

So I don’t see that. I don’t see anything of a cultural fit. And frankly, one of the reasons that Stifel is an amalgamation of various cultures, whether it be Ryan Beck or UBS or Legg Mason Capital Markets or the bank or Stifel, we have put together people that share a common goal of serving the middle market and serving private wealth management and competing for our share as really one of the few remaining independent pure-play investment banks. And those things drive us more together than any cultural thing that you can think about. So I am very excited about that.

And Tom, I think you certainly —.

Thomas Weisel —Thomas Weisel Partners Group, Inc.—Chairman, CEO

I view it the same way, and it’s interesting because our entire comp structure as we looked at it was so similar. Ron runs a firm that is a meritocracy, and so do we. So if you look at — you kind of tick through the various aspects of an organization and the leadership. It was remarkable about how similar we view the world the same way.

Hugh Miller —Sidoti & Company—Analyst

Okay. I appreciate that. And Ron, I know after the UBS deal, with some of the discussions you were having with financial advisors and the upfront payouts there to retain that talent and bring it over and the success you guys had with very minimal loss of talent there, can you talk about I guess, without any type of guarantees with this transaction, about the risks to potentially losing some talent through the transaction?

Ron Kruszewski —Stifel Financial Corp.—Chairman, President, CEO

Well, as again has been our history — and Tom and I talked about it — we have talked to most of — everyone is a key person, so I don’t want to say that people aren’t key. But you have to look at the leadership, you have to look at the people in areas that — it didn’t make any sense for us to talk about on paper how great this looks, and then we wake up Monday morning and there is no one here to do the business.

So we have talked and we have got commitments today from the key people that are going to drive these together, both on the Stifel side, because it’s very important that the people that are my partners buy into this and are willing to put a common shoulder behind a common wheel and we (technical difficulty).

And Tom and I talked about this and he went to his key people, and we have them all signed up for this deal. And as those of you who have heard me talk about, whether it is Legg Mason or UBS or Ryan Beck, that we simply will not do these mergers unless the people want to do them. And in this case, it is my firm belief that the people want to do this deal. And so I think retention is going to be high, and by the way, recruitment is going to be high, too.

Hugh Miller —Sidoti & Company—Analyst

Okay. And then the last question is just, I guess, maybe on execution. Obviously, I don’t cover TWPG, but I think historically on the tech side of things, as the cycle has turned up, we have seen kind of some of the larger peers in the group coming down and trying to compete aggressively for that business in the midmarket. Is that something that you are concerned about, with the Company’s ability to really maintain share, grow share and be able to really attract the deals on the calendar without the competition coming in and kind of eating away at some of that business?

Ron Kruszewski —Stifel Financial Corp.—Chairman, President, CEO

Tom?

Thomas Weisel —Thomas Weisel Partners Group, Inc.—Chairman, CEO

Look, I think the world today is as competitive, if not more competitive, than it has been over the last couple of decades. Having said that, as I have said over the course of the last few months, our backlog is — in the IPO world is large. Roughly 30 odd transactions, our book-managed percent of that, is as high as it has been over the last five years, roughly 30%.

And so we, at least right now, seem to be holding our own in arguably the most competitive world, which is the technology side of things. Almost every investment bank on the planet has a technology practice, and yet we’ve done extremely well so far in getting ourselves both on follow-ons, getting M&A mandates, as well as the IPO calendar.

Ron Kruszewski —Stifel Financial Corp.—Chairman, President, CEO

And finally, it is highly competitive, and combined, we are a much stronger competitor today than we were Friday. So we look forward to the competition.

Hugh Miller —Sidoti & Company—Analyst

Thank you very much.

Operator

Daniel Harris, Goldman Sachs.

Daniel Harris —Goldman Sachs—Analyst

I was wondering if you could just give us a little color about how you decided to pay for this transaction. You guys raised some capital last fall and I thought the implication was you might actually use some of that cash from the deal, and here you are using an all-stock. So I would love to get your thoughts on how you decided to come up with the payment.

Ron Kruszewski —Stifel Financial Corp.—Chairman, President, CEO

Well, from my perspective, and I think from Tom’s perspective, we viewed the transaction as a merger, where the straight shareholders are combining and the equity holders are combining on a straight exchange ratio. Now, that said, that doesn’t mean that we can’t adjust the cash stock consideration in other ways. And we certainly are cognizant of the fact that we raised capital and that we have some dry powder on the cash side. And we will conduct ourselves in a manner that we think drives shareholder value.

But from the perspective of the transaction, I think it was very important that we do a straight stock-for-stock. We view this as a merger and that’s how we did it, and it was very important to Tom that all the shareholders share in the upside of this deal and not introduce cash to this transaction today. However, we are cognizant of capital management and will be dealing with that appropriately.

Daniel Harris —Goldman Sachs—Analyst

Okay. So it sounds like while the deal is all-stock today, obviously you guys have additional cash on the balance sheet and the business will be cash-generative pretty quickly. So have you — in terms of what you are saying, should we be thinking that stock repurchases could be something to be thinking about down the road?

Ron Kruszewski —Stifel Financial Corp.—Chairman, President, CEO

I think that’s what I just said, but yes —. Listen, you know, you’ve got to — it depends on market conditions, all of these things that makes it difficult for me to say. But absolutely, to the extent that we are overcapitalized and that we — and which I believe we are — our ability to do what we think would be accretive stock repurchases, we will certainly look at. But you understand, hopefully — you understand what I am saying.

Daniel Harris —Goldman Sachs—Analyst

Yes. So, obviously, you’ve got to be taking out some costs in the non-comp side. But as you think about growth in areas you are not in today, where do you see the most opportunity? International, obviously your footprint is largely in Canada, a little bit in Europe. But where do you think that over the next three to five years you would be growing most aggressively in the Investment Bank or the Asset Management arm?

Ron Kruszewski —Stifel Financial Corp.—Chairman, President, CEO

I’ll go first, and Tom, you can look at this. First of all, we are opportunistic and we are going to do this. But from my perspective, there is so much market share to be gained in the United States and Canada that to look much beyond that — in Europe, obviously, we are going to do work in Europe and we’ll look at all of those things.

But our business philosophy has never been to strategically point to where we are going to grow. It has been to take advantage of opportunities that come to us that allow us to have growth. So you tell me where the next opportunity is going to come from and what geography, and I will tell you where we might grow next. We are certainly not going to do it the other way, because that has never made sense to me, and it is not going to make sense to me today.

But I can tell you that just as I look at it, the market share opportunity and opportunities, even with the rebound in the US economy, keep us plenty busy here. And we will continue to grow elsewhere. But we are not going to strategically set out to grow in any segment, sector, whatever, other than to continue to gain market share in our existing verticals, which, by the way, are broad and diverse as almost any investment bank today. Tom, I don’t know if you —

Thomas Weisel —Thomas Weisel Partners Group, Inc.—Chairman, CEO

No, I agree with that. And I think in addition, if there is one area longer term that we would like to build out is the Asset Management business. So we need to understand what we have today before we start thinking about what the future growth will be. Because I think both of us have entities that have a lot of internal growth potential for them. But certainly the Asset Management business being — on the Institutional side being something that we could try to add to in the future.

Daniel Harris —Goldman Sachs—Analyst

Okay, great. And then just lastly, two quick numbers question for whoever wants to answer them. First of all, the DTA, what does that do in terms of the actual reported taxes? Will the tax rate stay roughly the same and just the cash flow will be different?

And then two, on the comp side, should we expect that there will be some retention bonuses early on that might actually increase that rate from what we’ve seen over the last few quarters? Thanks a lot.

Ron Kruszewski —Stifel Financial Corp.—Chairman, President, CEO

First of all, it’s straight accounting on the DTA side. There is a limitation on — Weisel has an NOL, and so there is a limitation from an accounting perspective on when we set that up. But for the most part, it is simply that when Weisel has reported earnings, the pretax and net have effectively been the same, if you have a loss, because you don’t have a tax benefit.

Our ability to take those future tax deductions plus utilize the NOL will result in us setting that up as a tax asset. So from a cash perspective, our earnings will be shield — will have pretax that will be able to utilize those losses and actually it is a tax shield for us forward. So —.

But on an accounting basis, our tax rate will be pretty much as it has been, because we set it up as an asset, that NOL.

With respect to retention, I think that the way to say that is that a lot of what TWP has — and from their IPO to the restricted stock units, which do not vest on a change of control, for the most part, the retention has been handled. Retention — I don’t like to think of retention as money. I know that is important. I like to think of retention as your ability to service your clients and do well and be in a competitive position, and that is where most of our retention is going to come from.

So you are not going to see significant retention charges for us. That doesn’t mean there is not going to be any, but it’s not like a private wealth management, where that is a significant part of the consideration. So I think that we — these are — we are taking two very highly complementary institutional businesses and putting them together. And together, we want two and two equal more than four, and we think we can do that. So I hope that answered your question, but any other questions?

Daniel Harris —Goldman Sachs—Analyst

I’m good, Ron. Thanks.

Operator

[Patrick Besant], Bank of America.

Patrick Besant —BofA Merrill Lynch—Analyst

You briefly mentioned fixed income trading, I guess leveraging the Stifel platform into the Weisel platform. Could you speak to maybe how much the Weisel clients have maybe demanded that kind of service from Thomas Weisel? And secondarily, to what extent Stifel already serves those clients from a fixed income standpoint.

Ron Kruszewski —Stifel Financial Corp.—Chairman, President, CEO

Well, let me start, and then I’ll ask Tom to address his client. One of our opportunities is, as you’ve seen if you watch our reported results, we have made significant investments and have had very good returns from our fixed income growth. We have — [Billy Heisinger] who runs that group for us, has been doing a good job of adding a lot of capability, but it’s mostly on the flow business.

We are going to build out our capital, debt capital markets business, and we are continuing to do that. And it is an area of significant growth for us. So not only are we going to build that out for our existing clients, which there is demand and a fair amount of demand, but, Tom, I think certainly on the convertible side, if you want to call that debt, your clients also can benefit from another player in the debt side.

Thomas Weisel —Thomas Weisel Partners Group, Inc.—Chairman, CEO

Definitely. Actually there was a pretty interesting article recently in the Wall Street Journal on just this subject, in terms of technology companies using debt. Because we don’t have that capability today, that is not a product that we’ve been selling to our clients. But certainly in the future, with Stifel’s capability, we hope to be able to offer both convertible and straight debt to the clients who would desire that.

Ron Kruszewski —Stifel Financial Corp.—Chairman, President, CEO

That is one of those accretive things that we haven’t baked into this, but we would like to see.

Patrick Besant —BofA Merrill Lynch—Analyst

Great. Thanks. And then on the private client side, are there any relationships or I guess connections that the Weisel side of things would have that you could see driving additional flows into that business, that maybe — I guess introducing you to another client base that you haven’t already seen or touched on the West Coast?

Ron Kruszewski —Stifel Financial Corp.—Chairman, President, CEO

Well, certainly. I mean, first of all, the ability to have a deeper coverage and analysis of the growth sectors we’ve talked about — technology, media, telecom, healthcare, the energy side — is going to help us on recruiting and client — attracting clients to a platform which is much stronger today from what we can deliver to the private wealth management than we had on Friday. That, plus the fact that I think to be an investment bank that now has not only Tom — TWP’s heritage, but going back to Montgomery days, those contacts and that ability is going to help us.

I expect us to — here in California to be — I’m sure our phones are ringing off the hook of people who want to join this Company, because we’ve been growing in not only California, but frankly, across the country. So number one what it will do is it is going to make us a more attractive platform from our just base recruitment. I also think it will be attractive to clients. And Tom has introduced me to more people than I never knew anyway before this. So — a lot of people, Tom. I think you’ve — certainly it is additive to our Wealth Management.

Thomas Weisel —Thomas Weisel Partners Group, Inc.—Chairman, CEO

Definitely, yes.

Patrick Besant —BofA Merrill Lynch—Analyst

Thanks a lot, guys.

Operator

There are no further questions at this time. I will turn the call back to Mr. Kruszewski for closing remarks.

Ron Kruszewski —Stifel Financial Corp.—Chairman, President, CEO

I think we’ve covered it. I really appreciate everyone’s time. I think will say it and I think Tom would ask you to also conclude with me that first and foremost, we believe that — and I know many transactions always start with these conference calls where there is a big group hug and everyone feels good and then a year later it doesn’t feel that way. In this case, I believe, as has been our case for the last 10 years, our ability to integrate and run a meritocracy and give people opportunity is where we will look back and this will be a transformative transaction for Stifel Financial. It will also be transformative, I believe, for TWP, and it will provide capital stability of revenue in areas that you don’t have.

This transaction makes a ton of sense. I am very excited about it. We have gone with the goal of building a premier — if not the premier middle market is my goal — middle-market investment bank, now with also a growth-oriented focus. I could not be more thrilled about this, and I hope the shareholders agree. I doubly hope that the associates degree. And Tom, I know you and I agree.

Thomas Weisel —Thomas Weisel Partners Group, Inc.—Chairman, CEO

(Multiple speakers) Just over the course of this weekend, between myself and our top executive team, we’ve talked to roughly 100 of the more senior people in our organization, and to a person, they are extremely excited about this new organization that we are forming and the prospects that they have to serve their clients, and frankly, to be much more competitive in our space. So they are really looking forward to the future.

Ron Kruszewski —Stifel Financial Corp.—Chairman, President, CEO

Yes, so stay tuned. We look forward to getting this done, and we look forward to continuing to continue to compete and get our fair share of wins in this marketplace.

So Tom, good to be partners, and to all the new shareholders, welcome. We will get this deal closed as quickly as the lawyers will allow us. And then we will get out and put a competitive product offering on the plate. I’m looking forward to it. Thank you very much.

Operator

In connection with the proposed merger, Stifel will be filing a registration statement on Form S-4 that will also constitute a prospective of Stifel and other relevant documents relating to the acquisition of Thomas Weisel Partners with the Securities and Exchange Commission. The registration statement on Form S-4 will include a proxy statement of Thomas Weisel Partners, which will be mailed to shareholders on Thomas Weisel Partners.

Stifel and Thomas Weisel Partners shareholders are urged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement prospectus that will be part of the registration statement. Because they will contain important information about Stifel/Thomas Weisel Partners and the proposed transactions, investors and security holders will be able to obtain free copies of the registration statement and proxy statement prospectus when available, as well as other filed documents containing information about Stifel and Thomas Weisel Partners, without charge, at the SEC’s website, www.SEC.gov.

Free copies of Stifel’s filings may be obtained by directing a request to the Stifel’s investor relations by telephone to 314-342-2000, in writing to Stifel Financial Corp., attention Investor Relations, 501 North Broadway, St. Louis, Missouri 63102, by e-mail to investor relations@Stifel.com or at Stifel’s website www.Stifel.com.

Free copies of Thomas Weisel Partners’ filings may be obtained by directing a request to Thomas Weisel Partners Investor Relations, by telephone to 415-364-2500, in writing to Thomas Weisel Partners, attention Investor Relations, One Montgomery Street, San Francisco, California 94104, by e-mail to investor relations@TWeisel.com or at Thomas Weisel Partners’ website, www.tweisel.com.

Stifel/Thomas Weisel Partners and our respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from the shareholders of Thomas Weisel Partners with respect to the proposed transaction. More detailed information regarding the identity of the potential participants and their direct or indirect interests by securities holdings or otherwise will be set forth in the registration statement and proxy statement prospectus and other materials to be filed with the SEC in connection with the proposed transaction.

Information regarding Stifel’s directors and executive officers is also available at Stifel’s definitive proxy statement for its 2010 annual meeting of shareholders, filed with the SEC in February 26, 2010.

Information regarding Thomas Weisel Partners’ directors and executive officers is also available on Thomas Weisel Partners’ definitive proxy statement for its 2009 annual meeting of shareholders, filed with the SEC on April 16, 2009. These documents are available free of charge at the SEC’s website at www.SEC.gov and from Investor Relations at Thomas Weisel Partners and Stifel.

This concludes our program. You may now disconnect from the audio portion of this event.